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                                                                       Exhibit 2

                    {HENRY INVESTMENT TRUST, L.P. LETTERHEAD}

                                October 20, 2006

VIA FAX (305) 628-4402
The Board of Directors
c/o Quipp, Inc.
4800 N.W. 157th Street
Miami, FL 33014-6434

Dear Ms. Kepner and Gentlemen:

     I am writing to you on behalf of Henry Partners, L.P. and Matthew Partners, L.P. (collectively, "we"), who together are the beneficial owners of 145,000 shares of the common stock ("shares") of Quipp, Inc. We will be reporting this holding, which represents 9.9% of Quipp's outstanding shares, in a Schedule 13D filing we will be making with the Securities and Exchange Commission. This letter will be attached as an exhibit to that filing.

     We are writing to express our views as significant shareholders of Quipp:

     1. We believe the best strategic alternative is for Quipp to agree to be sold now to the highest bidder in an arms-length transaction. We believe that Quipp's shareholders should then have the opportunity to decide at a special meeting whether or not the agreed upon consideration is acceptable to them. For the record, we have no intention of being a bidder for Quipp.

     2. We are strongly opposed to, and would not support, Quipp making any additional acquisitions. Our opposition to such a step is based on the consideration paid in the Newstec acquisition, and the subsequent poor results of that unit as disclosed in Quipp's quarterly filings.

     3. We are also strongly opposed to Quipp parting with any more of its cash reserves, unless such cash is distributed, or otherwise returned, solely to Quipp's shareholders.

     4. We are strongly opposed to, and would not support, any effort by Quipp to pursue a "going dark" process. We believe that any cost savings purportedly offered by such a step are far outweighed by the potential further loss of both public market value and transparency that "going dark" actions typically result in.

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     5. If, for whatever reason, Quipp is not sold to a third party in the near term, we believe that Quipp should continue for the time being as a publicly-traded entity, with management focused solely on managing the now-existing business for maximum profitability, rather than seeking further acquisitions.

     6. In conjunction with Quipp continuing as a publicly-traded entity, we would expect a further reshaping of the membership of the Board of Directors such that more representatives of Quipp's major shareholders are offered the opportunity to serve on Quipp's Board in place of its current members, some of whom may wish to retire from the Board. As one of Quipp's largest shareholders, we would expect to participate in that process.

     7. As a further part of Quipp continuing its public company status, we strongly believe the shareholder rights plan should be repealed and not reinstated without the prior approval of Quipp's shareholders, and that all Quipp directors be required to purchase in the open market, with their own funds, a realistic, yet meaningful quantity of Quipp shares so as to align more closely their thinking with that of the actual owners of the business.

     From our review of the public record, we believe that decisions made by Quipp's board over the last eighteen months are directly responsible for the substantial deterioration in the price of Quipp's shares in 2006. While our status as relatively recent shareholders of Quipp has spared us from most of the pain suffered by Quipp's other shareholders as a result of that decline in Quipp's share price, we want to make it clear that we will not tolerate any further diminution of Quipp's assets or the price of its shares.

     We believe that the views we have expressed in this letter would be supported by many, if not a majority, of Quipp's shareholders. If the board attempts to take steps contrary to our views as expressed in this letter, or seeks to manipulate the corporate machinery to the disadvantage of Quipp's shareholders, we will be unable to support the board's nominees at any meeting of Quipp's shareholders. If necessary, we will consider nominating our own slate of directors and soliciting proxies for their election to the board.

     We are pleased to see the appointment of John Lori to the Board. We agree with substantially all of the points Mr. Lori has made in his publicly-disclosed correspondence to the Board over the last many months regarding what he believes Quipp needs to do, and also what it needs to stop doing. We hope his appointment to the Board represents an acceptance of the general correctness of his views, rather than an effort by you to attempt to silence an active shareholder whom you have publicly criticized in the past. We urge you to view this moment as an opportunity to find a new path for realizing value in the near-term for all Quipp shareholders.

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     As I believe you know, I contacted Michael Kady earlier this week to inform him of our share ownership and to express our willingness to have a private discussion in advance of the public disclosure of our position. We were disappointed that you did not accept our invitation to have such a discussion.
In one of our conversations, however, Mr. Kady and I agreed that "dialogue is good", and I encourage you to feel free to contact me if you would like to discuss anything in this letter.

                                        Very truly yours,

                                        HENRY INVESTMENT TRUST, L.P.

                                        By: Canine Partners, LLC,
                                            Its General Partner


                                        By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President